Exhibit 17
John J. McCloy II

The Board of Directors	August 28, 2009
Clean Diesel Technologies, Inc.
Suite 1100
10 Middle Street
Bridgeport, CT 06604

Attn:
Charles Grinnell, Corporate Secretary

Statement regarding my decision to resign as a Director of Clean Diesel Technologies

The Company has recently gone through a major transformation with management outlining an entirely new approach as to how it might find a path to success.  The board, as then constituted, reviewed and accepted that plan and instructed management to implement it.

Shortly thereafter, Mr. Asmussen and Mr. Gray were informed by representatives of two substantial shareholders that Mr. Mungo Park, a professional money raiser in Great Britain, should become Chairman of the Board.  The shareholders in question never approached the board as a whole to discuss their rationale behind this proposed action.

Earlier, the board agreed that, since the Company was an American company, the board should have a majority of Americans and its Chairman should be an American with industry experience as well.  Subsequently, at a duly constituted board meeting, when the then sitting Chairman proposed adding Mr. Park to the board and appointing him Chairman, the board agreed to a compromise that would allow Mr. Park to join the Board on the condition that he was not to be elected Chairman, as his background did not justify such action.

Without advising the other members of the board, Messrs. Derek Gray and John de Havilland immediately following the Board meeting placed a call to Mr. Park advising him of his election and that they would move to elect him Chairman.  After admitting to doubts as to the efficacy of Mr. Park as Chairman during the board meeting, and agreeing to Mr. Park’s non-chairmanship as a condition of his appointment, the directors in question, when feeling that the appointment was secure, then moved immediately to remove the condition. They clearly agreed to obviate the conditional nature of the Board’s action without consulting the other directors. This was fundamentally improper action on their part as it was fully contrary to the board’s vote and, in my opinion, is contrary to the best interests of the Company.  Therefore, I decided to resign immediately. To me, this behavior is entirely inappropriate for members of a Board of Directors and I have no wish to be associated with people who utilize such methods to achieve their ends.

I regret most of all that, in this case, my faith in the ethics of how a business should be handled has been shaken to the core.  A board is indeed elected by the shareholders because they wish to entrust their

475 Park Avenue South, New York, N. Y. 10016
Tel: (212) 607 8204 – Fax: (646) 742 0085 – Cell: (203) 561 8073
jmccloy@gravitastechnology.com

John J. McCloy II

company to the hands of their selected and qualified representatives.  Board members are then bound to exercise their best judgment as to the best course of action for the Company, and to be open in their dealings with one another.  For any one of them to compromise his stated position as to what is in the best interest of the Company because he needs to be a “realist,” when no one has spoken directly with the principal shareholders to explain what the Board feels is the right direction, is sad.  Shame on my former Board members for allowing that to happen.

I wish the Company every success.

Yours truly,

/s/ John J. McCloy II

475 Park Avenue South, New York, N. Y. 10016
Tel: (212) 607 8204 – Fax: (646) 742 0085 – Cell: (203) 561 8073
jmccloy@gravitastechnology.com